SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Chesapeake Energy Corporation
(Name of Subject Company (issuer))
Chesapeake Energy Corporation
(Name of Filing Persons (issuer))

2.5% Contingent Convertible Senior Notes due 2037
2.25% Contingent Convertible Senior Notes due 2038
(Title of Class of Securities)

165167BZ9 / 165167CA3 (2.5% Contingent Convertible Senior Notes due 2037)
165167CB1 (2.25% Contingent Convertible Senior Notes due 2038)
(CUSIP Number of Class of Securities)
James R. Webb
Executive Vice President - General Counsel
and Corporate Secretary
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Tull R. Florey
Hillary H. Holmes
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$750,000,000	$75,525

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the Company’s offers to purchase its 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038 for up to a maximum aggregate purchase price of $750,000,000.

**	The amount of the filing fee was calculated at a rate of $100.70 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$75,525	Filing Party:	Chesapeake Energy Corporation
Form or Registration No.:	Schedule TO-I (File No. 005-43515) Schedule TO-I/A (File No. 005-43515)	Date Filed:	August 15, 2016 August 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), on August 15, 2016 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed on August 26, 2016 (“Amendment No. 1” and, together with the Original Schedule TO, the “Schedule TO”), in connection with the Company’s offers to purchase (the “Tender Offers”) for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2016 (as amended and supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (as amended and supplemented, the “Letter of Transmittal”), the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (the “2037 Notes”) and 2.25% Contingent Convertible Senior Notes due 2038 (the “2038 Notes”).
This Amendment No. 2 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as otherwise specifically provided herein, this Amendment No. 2 does not modify any of the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.
The information in the Offer to Purchase under the heading “Summary,” in the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction.
The Tender Offers expired at 11:59 p.m., New York City time, on September 12, 2016 (the “Expiration Date”). The Company has been advised by Global Bondholder Services Corporation, the information agent and depositary for the Tender Offers, that approximately $682.4 million aggregate principal amount of the 2037 Notes and approximately $108.0 million aggregate principal amount of the 2038 Notes were validly tendered and not validly withdrawn. The Company has accepted for purchase (i) $600.0 million aggregate principal amount of the 2037 Notes validly tendered and not validly withdrawn for an aggregate consideration of approximately $600.0 million, excluding accrued and unpaid interest, and (ii) all of the 2038 Notes validly tendered and not validly withdrawn for an aggregate consideration of approximately $99.3 million, excluding accrued and unpaid interest. Because the purchase of all of the 2037 Notes validly tendered and not validly withdrawn results in an aggregate purchase price that exceeds the 2037 Tender Cap, the amount of 2037 Notes purchased will be prorated as described in the Offer to Purchase. In accordance with the terms of the Tender Offers, Global Bondholder Services Corporation will promptly issue payment for the Notes accepted for purchase.
After the Company’s purchase of the Notes validly tendered and not validly withdrawn and accepted for purchase, approximately $130.2 million aggregate principal amount of the 2037 Notes and $207.2 million aggregate principal amount of the 2038 Notes will remain outstanding.
On September 13, 2016, the Company issued a press release announcing the results of the Tender Offers. A copy of this press release is attached hereto as Exhibit (a)(1)(E) and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
The information in the Offer to Purchase under the headings “The Terms of the Tender Offers,” “Certain Considerations-Conditions to the Consummation of the Tender Offers” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 12.	Materials to Be Filed as Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(A)*	Offer to Purchase to Holders of Chesapeake Energy Corporation’s 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038, dated August 15, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Press Release dated August 15, 2016.
(a)(1)(D)**	Press Release dated August 26, 2016.
(a)(1)(E)	Press Release dated September 13, 2016.
(b)(1)(A)†
Term Loan Agreement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 24, 2016, File No. 001-13726 (the “Form 8-K”) and incorporated herein by reference).

(b)(1)(B)†
Class A Term Loan Supplement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.2 to the Form 8-K and incorporated herein by reference).

(b)(1)(C)†
Collateral Trust Agreement, dated as of August 23, 2016 by and among Chesapeake Energy Corporation, the guarantors named therein, MUFG Union Bank, N.A., as collateral trustee and revolver agent, and Deutsche Bank Trust Company Americas, as term loan agent (filed as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

(d)(1)†
Indenture dated May 15, 2007 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 15, 2007, File No. 001-13726 and incorporated herein by reference).

(d)(2)†
Indenture dated May 27, 2008 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.25% Contingent Convertible Senior Notes due 2038 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 29, 2008, File No. 001-13726 and incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Original Schedule TO (File No. 005-43515).
** Previously filed with Amendment No. 1 (File No. 005-43515).
† Incorporated by reference as indicated.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 13, 2016

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
James R. Webb
Executive Vice President - General Counsel and Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Purchase to Holders of Chesapeake Energy Corporation’s 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038, dated August 15, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Press Release dated August 15, 2016.
(a)(1)(D)**	Press Release dated August 26, 2016.
(a)(1)(E)	Press Release dated September 13, 2016.
(b)(1)(A)†
Term Loan Agreement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 24, 2016, File No. 001-13726 (the “Form 8-K”) and incorporated herein by reference).

(b)(1)(B)†
Class A Term Loan Supplement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.2 to the Form 8-K and incorporated herein by reference).

(b)(1)(C)†
Collateral Trust Agreement, dated as of August 23, 2016 by and among Chesapeake Energy Corporation, the guarantors named therein, MUFG Union Bank, N.A., as collateral trustee and revolver agent, and Deutsche Bank Trust Company Americas, as term loan agent (filed as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

(d)(1)†
Indenture dated May 15, 2007 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 15, 2007, File No. 001-13726 and incorporated herein by reference).

(d)(2)†
Indenture dated May 27, 2008 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.25% Contingent Convertible Senior Notes due 2038 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 29, 2008, File No. 001-13726 and incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Original Schedule TO (File No. 005-43515).
** Previously filed with Amendment No. 1 to Schedule TO (File No. 005-43515).
† Incorporated by reference as indicated.